

Exceeding Your Expectations

Since 1909

NASDAQ Global Select: AMNB

February 2012

Forward-Looking Statements

Certain statements in this presentation may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise and are not statements of historical fact. Such statements are often characterized by the use of qualified words (and their derivatives) such as "expect," "believe," "estimate," "plan," "project," "anticipate" or other statements concerning opinions or judgments of American National and its management about future events. The forward-looking statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate under the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements. American National does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Defining Strengths

- 103 years of strong financial performance

- Strong and experienced management team

- Diverse revenue stream

- Solid shareholder returns

- Excellent equity performance from Trust & Investment Services

- Conservative risk attitude

3

Executive Summary

CAPITAL



FINANCIAL PERFORMANCE – ROAA (%)





THE DEAL

Acquisition of MidCarolina Financial Corporation on July 1, 2011

2011 Deposits



CREDIT QUALITY – NPAs / Loans + OREO (%)



The American National Trilogy

"Legacy" American National

- $846M in assets, primarily in Virginia

Recent MidCarolina Bank Acquisition

- $500M in assets in North Carolina

Going forward as a combined organization

- $1.3B in combined assets

Charles H. Majors	Chief Executive Officer
Jeffrey V. Haley	Bank President
William W. Traynham	Chief Financial Officer

American National Profile

American National Bankshares Inc.

American National Bank & Trust Co.

- Retail, Mortgage, and Commercial Banking Services
- Trust and Investment Services
- Virginia Title Center (partial owner)
- Bankers Insurance (partial owner)



Vision

- We will be the best provider of relationship-based financial services in the communities we serve, resulting in enhanced shareholder value, customer loyalty, and employee satisfaction.

Mission

- We provide quality financial services <u>with</u> exceptional customer service that builds and maintains strong relationships with customers.



Our Focus

- Superior financial performance
- Quality customer relationships
- Culture conducive to doing business
- Efficient management information systems
- Commitment to the communities we serve
- Focus on compliance, credit and risk management



AMNB Heritage

- Over the past 103 years, American National has become the dominant community bank in our markets

- Management has an exceptional track record
    - Maintaining high credit quality and a strong capital base through numerous economic cycles
    - High historical profitability through operational efficiency and a diverse revenue stream
    - Delivering superior shareholder returns
        - High dividend yield
        - Stock price appreciation



Diverse Revenue Stream



Interest Income

Non-interest Income

 Fees

 Trust and Investment Services

 Brokerage

 Secondary Mortgage

 Title Insurance

 Bankers' Insurance

Trust and Investment Services

- Organized in 1927
- Offices in Danville, Martinsville, Lynchburg (Va.)
- Assets - $532 million
- Customers - individuals, businesses, foundations, and non-profits
- Serve clients locally and abroad
- Experienced staff
- Priorities:
    - Trust administration
    - Investment management
    - Estate settlement
    - Retail brokerage
- Excellent equity performance



11



American National "New" Profile

- Multi-State (VA & NC)
- $1.3 billion in assets
- $532 million in trust & brokerage assets
- Nasdaq Global Select Market: AMNB
- Market Cap $162 million
- Shares outstanding: 7.8 Million
- Dividend yield – 4.4%±



Branch Franchise





- Eight banking offices

- Ranked #2 in the Burlington MSA with 19% market share

- Attractive growth markets

- Prime markets for trust and investment service

- 17 banking offices

- Strong core funding base

- Ranked #1 in the Danville MSA with 29% market share

- 103 years of community banking

- Good stewards of capital

- Strong credit culture and infrastructure

Source: SNL Financial and MapInfo

The Deal

- Negotiated all stock transaction – closed July 1, 2011
- Total amount of the deal: $34.7 million
    - Common: $29.9 million
    - Preferred: $4.8 million
- Credit mark (excluding OREO)
    - 10.97%
    - $40.3 million
- "TBV" dilution 12.5%; less than three-year earn back
- New goodwill: $15.5 million (total post-merger: $38 million)
- New core deposit intangibles: $6.9 million (total post-merger: $8 million)
- 84% of pre-adjusted tangible book value
- Two times adjusted tangible book value

Acquisition of MidCarolina: Completed July 1, 2011

Immediate Scale

($ in millions)		June 30, 2011 AMNB	MCFI	Dec. 31, 2011
Assets		$846	$460	$1,305
Loans		$514	$367	$825
Deposits		$659	$420	$1,059
Virginia	64%			
North Carolina	36%			
Tang. Equity		$87	$36	$108
Banking Offices		17	8	25

Source: SNL Financial as of 3/31/11

16







Why North Carolina?

MCFI Growth Markets

- Strategically located between North Carolina's **Triad** (Greensboro, Winston-Salem, and High Point) and **Triangle** (Raleigh, Durham, and Chapel Hill)
- **Triad**: Manufacturing and transportation hub of the Southeast
- **Triangle**: World-class universities, research facilities, leading tech firms, and government

Projected Population Growth*

8.00%
4.00%
0.00%
(4.00%)
(2.20%)
7.41%
1.96%
AMNB
MCFI
Pro Forma

Source: SNL Financial and MapInfo
*Projected for 2010-2015

NELSON
AMHERST
LYNCHBURG, VA
BEDFORD
CAMPBELL
PITTSYLVANIA
HALIFAX
VA
HENRY
DANVILLE, VA
NC
ROCKINGHAM
CASWELL
PERSON
ORANGE
GUILFORD
ALAMANCE
American National Office Locations
American National Headquarters







Loan Portfolio

Dec. 31, 2011 - $825 MM

Consumer & Other 13%
Residential Real Estate 22%
Commercial 16%
Construction 6%
Commercial Real Estate 43%

Deposit Portfolio

Dec 31, 2011 - $1,059 MM

Jumbo Certificates of Deposit 25%
Demand Deposits 17%
NOW & Other Trans Accts 18%
Retail Certificates of Deposit 16%
MMDA & Savings 24%

Source: SNL Financial as of the most recent quarter

Asset Quality





NPAs / Loans and OREO

- AMNB
- Peers

2.26%

4.18%



Texas Ratio

- AMNB
- Peers

16.1%

37.7%

Source: SNL Financial
Texas ratio calculation = (NPAs + 90 days PD) / (Tangible Common Equity + Loan Loss Reserve)
Note: Peers include all major exchange traded banks headquartered in NC and VA with total assets between $750 million and $3.0 billion; 2011 data as of the most recent quarter available

Historical Profitability









Source: SNL Financial
Core ROAA excludes extraordinary items, non-recurring items, amortization of intangibles and gains/losses on sales of securities
Note: Peers include all major exchange traded banks headquartered in NC and VA with total assets between $750 million and $3.0 billion; 2011 data as of the most recent quarter available

Strong Capital Base







 We did not need to apply for TARP

Source: SNL Financial
Note: Peers include all major exchange traded banks headquartered in NC and VA with total assets between $750 million and $3.0 billion; 2011 data as of the most recent quarter available

Dividends





Source: SNL Financial as of the most recent available quarter
Market data as of 2/9/2012
Note: Peers include all major exchange traded banks headquartered in NC and VA with total assets between $750 million and $3.0 billion; 2011 data as of the most recent quarter available

22

Pro Forma Capital Position





Source: SNL Financial as of 12/31/2011
Note: Peers include all major exchange traded banks headquartered in NC and VA with total assets between $750 million and $3.0 billion; 2011 data as of the most recent quarter available

Post-merger

- Most merger-related expenses paid or accrued

- Back office consolidation in February 2012 – new core system

- Projected cost savings (20% - $2.2M) will be attained or exceeded over next three quarters

- Credit mark – 10.97%

- Early focus on credit culture

- Accretive to earnings





Future Focus

- Superior returns to shareholders

- Strong financial performance

- Disciplined focus on capital and risk management

- Revenue growth

- Commitment to legacy markets while pursuing growth opportunities.

Seasoned Management



Name	Position	Age	Years of Experience	Years w/ AMNB
Executives:				
Charles H. Majors	Chairman	66	19	19
Jeffrey V. Haley	Bank President & CEO	51	15	15
William W. Traynham Jr.	Chief Financial Officer	56	23	2
Dabney T.P. Gilliam Jr.	Chief Administrative Officer	57	26	11
R. Helm Dobbins	Chief Credit Officer	60	32	8
S. Cabell Dudley	Chief Banking Officer - Va.	66	42	5
Charles T. Canaday Jr.	Chief Banking Officer - N.C.	50	28	
Joseph W. Beury	Trust & Investment Services	57	30	1
	Average	58	27	

 Management and the Board of Directors own 8.2% of the Company

Opportunistic Acquisition Strategy



≈ Focused on growth markets in North Carolina and Virginia

≈ Characteristics of targets will be:

- $250M-$1B size
- Easy assimilation
- Manageable credit issues
- Compatible cultures

- EPS accretion
- Maintenance of strong capital levels
- Identifiable synergies for savings

≈ Our credit culture will be maintained

North Carolina & Virginia Market Opportunities





Source: SNL Financial
Includes all banks and thrifts in North Carolina and Virginia with total assets between $300 million and $1.5billion
Texas ratio calculation = (NPAs + 90 days PD) / (Tangible Common Equity + Loan Loss Reserve)

Our Defining Advantages
"Why Invest in American National"

- Inclusion in the Russell Index June 2012???
- Reputation
- A 21st century community bank
- Low-cost core deposits
- Efficiency
- People
- Non-interest income stream
- Earnings
- Capital
- Credit quality





Date:	January 30, 2012
Contact:	William W. Traynham, Chief Financial Officer
	434-773-2242
	traynhamw@amnb.com
Traded:	NASDAQ Global Select Market Symbol: AMNB

AMERICAN NATIONAL BANKSHARES INC. REPORTS FOURTH QUARTER 2011 EARNINGS

- *Completes first two quarters of combined operations with MidCarolina*
- *Q4 net income of $4.6 million and diluted EPS of $0.59 per share*
- *Net interest margin 4.35% for 2011*
- *Average shareholders' equity of $151 million represents 11.59% of average assets*

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, today announced fourth quarter 2011 net income available to common shareholders of $4,600,000 compared to $1,851,000 for the fourth quarter in 2010, a 149% increase. Earnings per share, basic and diluted, were $0.59 for the 2011 quarter compared to $0.30 for the 2010 quarter. This quarterly net income produced for 2011 a return on average assets of 1.42%, a return on average equity of 12.28%, and a return on tangible equity of 18.77%.

Net income available to common shareholders was $11,468,000 for 2011 compared to $8,278,000 for 2010, a 39% increase. Earnings per share, basic and diluted, were $1.64 for 2011 compared to $1.35 for 2010. This net income produced for 2011 a return on average assets of 1.07%, a return on average equity of 8.88%, and a return on tangible equity of 12.97%.

Earnings for the fourth quarter of 2011 and for the year were favorably impacted by the July 1, 2011, merger between American National and MidCarolina Financial Corporation ("MidCarolina"). Unless otherwise noted, most of the material changes between periods are related to the merger.

1

31

Financial Performance and Overview

Charles H. Majors, Chairman and Chief Executive Officer, reported, "July 1, 2011, was the first day of a new and exciting chapter in the life of American National. We consummated the merger with MidCarolina and grew our community bank assets to $1.3 billion from $800 million. In that same transaction, we added significantly to the depth and breadth of our market footprint, our pool of talented bankers, and, most importantly, our ability to serve customers.

"We now have over $800 million in loans and over $1 billion in deposits. We also have the best community bankers in the industry. Every day we are ready and eager to grow an exemplary community bank for the 21st century so we can help grow our local markets.

"Earnings for the year were strong. Our net income available to common shareholders was $11.5 million for 2011, compared to $8.3 million for the prior year, an increase of 39%. Much of the increase was driven by the merger with MidCarolina.

"The accounting rules that govern business combinations are complex and require the balance sheet of the acquired company be valued at 'fair value'. This process can result in significant fair value adjustments that are effectively purchase discounts ("mark"). A large portion of this fair value discount has been added to our earnings for the second half of 2011. Approximately $5,100,000 of our 2011 pretax income was directly related to various fair value adjustments, the majority of which results from the loan portfolio purchase discount.

"We are also constantly reviewing and assessing the overall credit risk in the loan portfolio for the legacy Virginia bank and for the newly acquired loans in North Carolina. We only have two quarters of operations of the combined bank, so we have very little in the way of objective historical experience for the new loans. We also have a much faster decline in the credit portion of the fair value mark than the decline in the related contractual loan balances, which relates to amortization periods versus maturity dates. Consequently, during the fourth quarter, in addition to our normally determined provision expense our analysis determined we needed to provide an additional $1.6 million. This amount was determined after assessing loan charge offs, within and outside the purchase

2

mark, on the North Carolina loan portfolio and after consideration of the change in the purchase mark versus the change in the related loan principal balances.

"No business combination this substantial comes easily or inexpensively. During 2011, American National recorded approximately $1.6 million in non-recurring, merger related expenses. This is reflected in our noninterest expense totals for the year.

Majors concluded, "This was a truly remarkable year for American National. We invite our customers and shareholders to help us build and grow a community bank for the new century."

Capital

American National's capital ratios remain strong and exceed all regulatory requirements. For the quarter ended December 31, 2011, average shareholders' equity was 11.59% of average assets and average tangible equity was 18.77% of average assets.

Book value per common share was $19.58 at December 31, 2011, compared to $17.64 for the same date in 2010.

Tangible book value per common share was $13.86 at December 31, 2011, compared to $13.76 for the same date in 2010.

Credit Quality Measurements

Nonperforming assets ($13.7 million of non-accrual loans and $5.4 million of foreclosed real estate) represented 1.46% of total assets at December 31, 2011, compared to 0.76% at December 31, 2010.

Annualized net charge offs to average loans were 26 basis points (0.26%) for the 2011 fourth quarter, compared to 47 basis points (0.24%) for the same quarter in 2010.

The allowance for loan losses as a percentage of total loans was 1.28% at December 31, 2011 compared to 1.62% the prior year. The loans acquired in connection with the MidCarolina merger, all valued at the merger date at fair value, whereby loan losses are implicit in the valuation, have had a significant impact on this ratio. The allowance for loan losses as a percentage of total loans, net of fair value loans, was 1.96% at December 31, 2011.

3

Net Interest Income

Net interest income before provision for loan losses increased to $14,860,000 in the fourth quarter of 2011 from $6,693,000 in fourth quarter of 2010, an improvement $8,167,000 or 122%.

For 2011 the net interest margin increased 57 basis points (0.57%) to 4.35% compared to the same period in 2010.

Noninterest Income

Noninterest income totaled $2,587,000 in the fourth quarter of 2011, compared with $2,906,000 in the fourth quarter of 2010, a decrease of $319,000 or 11%. The 2010 quarter included a $450,000 gain on sale of bank owned real estate (non-OREO). Service charge related income has been favorably impacted by the merger.

Noninterest Expense

Noninterest expense totaled $8,629,000 in the fourth quarter of 2011, compared to $6,474,000 in the fourth quarter of 2010, an increase of $2,155,000 or 33.3%.

About American National

American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.3 billion following the July 1, 2011, completion of the MidCarolina merger. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 25 banking offices and one loan production office. The banking offices in Alamance and Guilford counties in North Carolina operate as MidCarolina Bank, a division of American National Bank. American National Bank and Trust Company also manages an additional $532 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of federal securities laws. Certain of the statements involve significant risks and uncertainties. The statements herein are based on certain assumptions and analyses by American National and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; significant changes in securities markets; and changes regarding acquisitions and dispositions. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in American National's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)
Unaudited

	December 31	
ASSETS	2011	2010
Cash and due from banks	$ 22,561	$ 9,547
Interest-bearing deposits in other banks	6,332	8,967
Securities available for sale, at fair value	333,366	228,295
Securities held to maturity	-	3,334
Total securities	333,366	231,629
Restricted stock, at cost	6,019	4,062
Loans held for sale	6,330	3,135
Loans	824,758	520,781
Less allowance for loan losses	(10,529)	(8,420)
Net Loans	814,229	512,361
Premises and equipment, net	26,804	19,509
Other real estate owned, net	5,353	3,716
Goodwill	38,045	22,468
Core deposit intangibles, net	6,595	1,320
Accrued interest receivable and other assets	38,888	16,950
Total assets	$ 1,304,522	$ 833,664
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 179,148	$ 105,240
Demand deposits -- interest-bearing	189,212	90,012
Money market deposits	182,347	59,891
Savings deposits	74,193	62,522
Time deposits	433,854	322,433
Total deposits	1,058,754	640,098
Short-term borrowings:		
Customer repurchase agreements	45,575	47,084
Other short-term borrowings	3,000	6,110
Long-term borrowings	10,206	8,488
Trust preferred capital notes	27,212	20,619
Accrued interest payable and other liabilities	6,946	3,178
Total liabilities	1,151,693	725,577
Shareholders' equity:		
Preferred stock, $5 par, 2,000,000 shares authorized, none outstanding at December 31, 2011 and December 31, 2010	-	-
Common stock, $1 par, 20,000,000 shares authorized, 7,806,869 shares outstanding at December 31, 2011 and 6,127,735 shares outstanding at December 31, 2010	7,807	6,128
Capital in excess of par value	56,395	27,268
Retained earnings	81,797	74,850
Accumulated other comprehensive income (loss), net	6,830	(159)
Total shareholders' equity	152,829	108,087
Total liabilities and shareholders' equity	$ 1,304,522	$ 833,664

36

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

	Three Months Ended December 31		Twelve Months Ended December 31	
	2011	2010	2011	2010
Interest and Dividend Income:				
Interest and fees on loans	$ 14,881	$ 6,928	$ 40,688	$ 28,148
Interest and dividends on securities:				
Taxable	1,149	1,198	4,595	5,042
Tax-exempt	1,089	647	3,646	2,288
Dividends	43	24	131	95
Other interest income	15	92	127	360
Total interest and dividend income	17,177	8,889	49,187	35,933
Interest Expense:				
Interest on deposits	1,957	1,704	7,203	6,708
Interest on short-term borrowings	81	85	325	382
Interest on long-term borrowings	85	64	229	256
Interest on trust preferred capital notes	194	343	1,023	1,373
Total interest expense	2,317	2,196	8,780	8,719
Net Interest Income	14,860	6,693	40,407	27,214
Provision for loan losses	1,972	485	3,170	1,490
Net Interest Income After Provision for Loan Losses	12,888	6,208	37,237	25,724
Noninterest Income:				
Trust fees	834	936	3,561	3,391
Service charges on deposit accounts	567	457	1,963	1,897
Other fees and commissions	427	307	1,510	1,163
Mortgage banking income	470	543	1,262	1,560
Securities gains (losses), net	17	84	(1)	126
Other	272	579	949	977
Total noninterest income	2,587	2,906	9,244	9,114
Noninterest Expense:				
Salaries	3,702	2,473	12,409	10,063
Employee benefits	785	605	2,681	2,442
Occupancy and equipment	888	727	3,199	2,936
FDIC assessment	155	198	651	795
Bank franchise tax	206	167	763	670
Core deposit intangible amortization	547	95	1,282	378
Foreclosed real estate, net	122	304	296	583
Merger related expenses	73	-	1,607	-
Other	2,151	1,905	7,112	5,512
Total noninterest expense	8,629	6,474	30,000	23,379
Income Before Income Taxes	6,846	2,640	16,481	11,459
Income Taxes	2,194	789	4,910	3,181
Net Income	4,652	1,851	11,571	8,278
Dividends on preferred stock	52	-	103	-
Net income available to common shareholders	$ 4,600	$ 1,851	$ 11,468	$ 8,278
Net Income Per Common Share:				
Basic	$ 0.59	$ 0.30	$ 1.64	$ 1.35
Diluted	$ 0.59	$ 0.30	$ 1.64	$ 1.35
Average Common Shares Outstanding:				
Basic	7,804,245	6,126,817	6,982,524	6,123,870
Diluted	7,811,243	6,141,123	6,989,877	6,131,650

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	4th Qtr 2011	3rd Qtr 2011	4th Qtr 2010	YTD 2011	YTD 2010
EARNINGS					
Interest income	$ 17,177	$ 14,779	$ 8,889	$ 49,187	$ 35,933
Interest expense	2,317	2,436	2,196	8,780	8,719
Net interest income	14,860	12,343	6,693	40,407	27,214
Provision for loan losses	1,972	525	485	3,170	1,490
Noninterest income	2,587	2,698	2,906	9,244	9,114
Noninterest expense	8,629	8,564	6,474	30,000	23,379
Income taxes	2,194	1,823	789	4,910	3,181
Net income	4,652	4,129	1,851	11,571	8,278
PER COMMON SHARE					
Earnings per share - basic	$ 0.59	$ 0.52	$ 0.30	$ 1.64	$ 1.35
Earnings per share - diluted	0.59	0.52	0.30	1.64	1.35
Cash dividends declared	0.23	0.23	0.23	0.92	0.92
Book value per share	19.58	19.40	17.64	19.58	17.64
Book value per share - tangible (a)	13.86	13.65	13.76	13.86	13.76
Closing market price	19.49	18.00	23.55	19.49	23.55
FINANCIAL RATIOS					
Return on average assets	1.42 %	1.26 %	0.88 %	1.07 %	1.00 %
Return on average equity	12.28	11.08	6.69	8.88	7.59
Return on average tangible equity (b)	18.77	17.24	8.83	12.97	10.05
Average equity to average assets	11.59	11.40	13.12	12.10	13.18
Net interest margin, taxable equivalent	5.27	4.41	3.65	4.35	3.78
Efficiency ratio	49.57	57.03	65.70	58.48	61.53
Effective tax rate	32.05	30.63	29.89	29.79	27.76
PERIOD-END BALANCES					
Securities	$ 339,385	$ 320,304	$ 235,691	$ 339,385	$ 235,691
Loans held for sale	6,330	3,359	3,135	6,330	3,135
Loans, net of unearned income	824,758	817,858	520,781	824,758	520,781
Goodwill and other intangibles	44,640	44,851	23,788	44,640	23,788
Assets	1,304,522	1,305,139	833,664	1,304,522	833,664
Assets - tangible (a)	1,259,882	1,260,288	809,876	1,259,882	809,876
Deposits	1,058,754	1,064,477	640,098	1,058,754	640,098
Customer repurchase agreements	45,575	43,758	47,084	45,575	47,084
Other short-term borrowings	3,000	-	6,110	3,000	6,110
Long-term borrowings	37,418	37,428	29,107	37,418	29,107
Shareholders' equity	152,829	151,361	108,087	152,829	108,087
Shareholders' equity - tangible (a)	108,189	106,510	84,299	108,189	84,299
AVERAGE BALANCES					
Securities	$ 322,018	$ 296,095	$ 215,208	$ 270,441	$ 203,296
Loans held for sale	5,989	2,641	5,629	3,042	4,159
Loans, net of unearned income	819,688	827,720	521,832	671,724	520,315
Interest-earning assets	1,172,965	1,171,982	770,649	974,601	754,833
Goodwill and other intangibles	44,455	44,437	23,844	34,158	23,982
Assets	1,306,699	1,306,796	843,922	1,077,094	827,422
Assets - tangible (a)	1,262,244	1,262,359	820,078	1,042,936	803,440
Interest-bearing deposits	886,551	896,873	537,662	720,163	522,614
Deposits	1,060,013	1,067,491	647,526	863,367	625,822
Customer repurchase agreements	49,257	45,356	52,068	46,411	59,270
Other short-term borrowings	130	2	251	66	87
Long-term borrowings	37,434	37,439	29,136	30,991	29,192
Shareholders' equity	151,496	149,033	110,688	130,320	109,060
Shareholders' equity - tangible (a)	107,041	104,596	86,844	96,162	85,078
CAPITAL					
Average shares outstanding - basic	7,804,245	7,800,614	6,126,817	6,982,524	6,123,870
Average shares outstanding - diluted	7,811,243	7,806,668	6,141,123	6,989,877	6,131,650

38

American National Bankshares Inc. and Subsidiaries
Financial Highlights

(In thousands, except share, ratio and nonfinancial data, unaudited)	4th Qtr 2011	3rd Qtr 2011	4th Qtr 2010	YTD 2011	YTD 2010
ALLOWANCE FOR LOAN LOSSES					
Beginning balance	$ 9,086	$ 8,744	$ 8,542	$ 8,420	$ 8,166
Provision for loan losses	1,972	525	485	3,170	1,490
Charge-offs	(906)	(252)	(662)	(1,863)	(1,531)
Recoveries	377	69	55	802	295
Ending balance	$ 10,529	$ 9,086	$ 8,420	$ 10,529	$ 8,420
LOANS					
Construction and land development	$ 54,433	$ 57,111	$ 37,168	$ 54,433	$ 37,168
Commercial real estate	351,961	346,715	210,393	351,961	210,393
Residential real estate	179,812	174,493	119,398	179,812	119,398
Home equity	96,195	99,727	61,064	96,195	61,064
Commercial and industrial	134,166	131,704	85,051	134,166	85,051
Consumer	8,191	8,108	7,707	8,191	7,707
Total	$ 824,758	$ 817,858	$ 520,781	$ 824,758	$ 520,781
NONPERFORMING ASSETS AT PERIOD-END					
Nonperforming loans:					
90 days past due	$ 197	$ -	$ -	$ 197	$ -
Nonaccrual	13,523	13,455	2,597	13,523	2,597
Foreclosed real estate	5,353	5,920	3,716	5,353	3,716
Nonperforming assets	$ 19,073	$ 19,375	$ 6,313	$ 19,073	$ 6,313
ASSET QUALITY RATIOS					
Annualized net chargeoffs to average loans	0.26 %	0.09 %	0.47 %	0.16 %	0.24 %
Nonperforming assets to total assets	1.46	1.48	0.76	1.46	0.76
Nonperforming loans to total loans	1.66	1.65	0.50	1.66	0.50
Allowance for loan losses to total loans	1.28	1.11	1.62	1.28	1.62
Allowance for loan losses to total loans net or fair value loans (e)	1.96	1.76	1.62	1.96	1.62
Allowance for loan losses to nonperforming loans	76.74	67.53	324.22	76.74	324.22
OTHER DATA					
Fiduciary assets at period-end (c)	$ 355,202	$ 340,941	$ 368,018	$ 355,202	$ 368,018
Retail brokerage assets at period-end (c)	$ 176,636	$ 149,284	$ 49,311	$ 176,636	$ 49,311
Number full-time equivalent employees (d)	315	306	242	315	242
Number of full service offices	25	25	18	25	18
Number of loan production offices	1	1	1	1	1
Number of ATM's	31	31	26	31	26

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value
(d) - Average for quarter
(e) - Excludes acquired loans measured at fair value

Net Interest Income Analysis
For the Three Months Ended December 31, 2011 and 2010
(in thousands, except rates)
Unaudited

	Average Balance		Interest Income/Expense		Yield/Rate	
	2011	2010	2011	2010	2011	2010
Loans:						
Commercial	$ 134,836	$ 75,012	$ 1,555	$ 868	4.58 %	4.59 %
Real estate	682,631	445,017	13,205	5,949	7.74	5.35
Consumer	8,210	7,432	156	144	7.54	7.69
Total loans	825,677	527,461	14,916	6,961	7.22	5.27
Securities:						
Federal agencies	33,427	48,184	181	382	2.17	3.17
Mortgage-backed & CMO's	99,817	57,251	577	484	2.31	3.38
State and municipal	180,254	103,692	1,983	1,255	4.40	4.84
Other	8,520	6,081	86	55	4.04	3.62
Total securities	322,018	215,208	2,827	2,176	3.51	4.04
Deposits in other banks	25,270	27,980	15	92	0.24	1.30
Total interest-earning assets	1,172,965	770,649	17,758	9,229	6.05	4.79
Non-earning assets	133,734	73,273				
Total assets	$ 1,306,699	$ 843,922				
Deposits:						
Demand	$ 180,874	$ 93,133	123	18	0.27	0.08
Money market	195,534	60,500	190	86	0.39	0.56
Savings	73,674	63,010	29	22	0.16	0.14
Time	436,469	321,019	1,615	1,578	1.47	1.95
Total deposits	886,551	537,662	1,957	1,704	0.88	1.26
Customer repurchase agreements	49,257	52,068	81	85	0.65	0.65
Other short-term borrowings	130	251	0	0	0.43	0.14
Long-term borrowings	37,434	29,136	279	407	2.98	5.59
Total interest-bearing liabilities	973,372	619,117	2,317	2,196	0.95	1.41
Noninterest bearing demand deposits	173,462	109,864				
Other liabilities	8,369	4,253				
Shareholders' equity	151,496	110,688				
Total liabilities and shareholders' equity	$ 1,306,699	$ 843,922				
Interest rate spread					5.10 %	3.38 %
Net interest margin					5.27 %	3.65 %
Net interest income (taxable equivalent basis)			15,441	7,033		
Less: Taxable equivalent adjustment			581	340		
Net interest income			$ 14,860	$ 6,693		

Net Interest Income Analysis
For the Years Ended December 31, 2011 and 2010
(in thousands, except yields and rates)
Unaudited

	Average Balance		Interest Income/Expense		Yield/Rate	
	2011	2010	2011	2010	2011	2010
Loans:						
Commercial	$ 107,376	$ 77,382	$ 4,947	$ 3,694	4.61 %	4.77 %
Real estate	559,656	440,318	35,298	24,045	6.31	5.46
Consumer	7,734	6,774	575	541	7.43	7.99
Total loans	674,766	524,474	40,820	28,280	6.05	5.39
Securities:						
Federal agencies	36,247	59,960	946	1,917	2.61	3.20
Mortgage-backed & CMO's	75,902	50,178	2,148	1,957	2.83	3.90
State and municipal	151,254	86,439	6,872	4,478	4.54	5.18
Other	7,038	6,719	279	240	3.96	3.57
Total securities	270,441	203,296	10,245	8,592	3.79	4.23
Deposits in other banks	29,394	27,063	127	360	0.43	1.33
Total interest-earning assets	974,601	754,833	51,192	37,232	5.25	4.93
Non-earning assets	102,493	72,589				
Total assets	$ 1,077,094	$ 827,422				
Deposits:						
Demand	$ 137,211	$ 94,236	290	76	0.21	0.08
Money market	132,906	73,358	572	371	0.43	0.51
Savings	68,038	63,484	98	88	0.14	0.14
Time	382,008	291,536	6,243	6,173	1.63	2.12
Total deposits	720,163	522,614	7,203	6,708	1.00	1.28
Customer repurchase agreements	46,411	59,270	325	382	0.70	0.64
Other short-term borrowings	66	87	0	0	0.47	0.42
Long-term borrowings	30,991	29,192	1,252	1,629	4.04	5.58
Total interest-bearing liabilities	797,631	611,163	8,780	8,719	1.10	1.43
Noninterest bearing demand deposits	143,204	103,208				
Other liabilities	5,939	3,991				
Shareholders' equity	130,320	109,060				
Total liabilities and shareholders' equity	$ 1,077,094	$ 827,422				
Interest rate spread					4.15 %	3.50 %
Net interest margin					4.35 %	3.78 %
Net interest income (taxable equivalent basis)			42,412	28,513		
Less: Taxable equivalent adjustment			2,005	1,299		
Net interest income			$ 40,407	$ 27,214		